Bosco Flooring Inc.
                            26 Utkina Street, Apt. 10
                             Irkutsk, Russia 664007
                                Fax: 775-561-8051

November 6, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

ATTENTION: JENNIFER R. HARDY
           EDWARD M. KELLY

Re: Bosco Flooring Inc.
    Amendment No. 4
    File No. 333-144509

Dear Sirs:

Further to your letter dated October 26, 2007, concerning the deficiencies in Amendment 3 to Registration statement on Form SB-2, we provide the following responses:

GENERAL

1. SEC COMMENT : Please revise the registration statement to include the full March 31, 2007 financial statements referenced in the RBSM audit report. We note that these financial statements were included in the initial filing. See Item 310(a) of Regulation S-B.

     RESPONSE: We have included the full March 31, 2007 financial statements referenced in the RBSM audit report.

EXHIBIT INDEX

2. SEC COMMENT: For greater clarity, revise the description of exhibit 10.1 to indicate that it is the marketing and sales distribution agreement dated March 9, 2007 between Bosco Flooring, Inc. and Bossco-laminate Co., Ltd.

     RESPONSE: We have revised the description of exhibit 10.1 to indicate that it is the marketing and sales distribution agreement dated March 9, 2007 between Bosco Flooring, Inc. and Bossco-laminate Co., Ltd.

EXHIBITS 23.2

3.   SEC COMMENT:  Refer to prior comment 11.  Although the exhibit is tagged as exhibit 23.2 on the EDGAR system, the exhibit contains a caption or heading "Exhibit 23.1" in its upper right corner. Please revise.

     RESPONSE: We have revised exhibit 23.2, now the exhibit contains heading "Exhibit 23.2" in its upper right corner.

Please continue to direct any further comments or questions you may have at our new fax number: 775-561-8051.

Thank you.

Sincerely,


/s/ Alexander Dannikov
---------------------------------
Alexander Dannikov
President